Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax Adam Teufel Partner adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

September 25, 2025

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission (“Commission”)

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	ALPS ETF Trust (the “Registrant” or “Trust”) (SEC File Nos. 333-148826 and 811-22175)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Kyle Whiteman and me on August 26, 2025 with respect to the Registrant’s Post-Effective Amendment No. 340, filed on July 3, 2025, relating to ALPS | O’Shares International Developed Quality Dividend ETF (formerly, ALPS | O’Shares Europe Quality Dividend ETF) (the “Fund”), an existing series of the Registrant. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in Post-Effective Amendment No. 340.

1.	Comment:	Please ensure that the following sentence in the narrative preceding the Fund’s fee table appears in bold-face type, as required by Form N-1A: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.”

	Response:	Comment accepted. The Registrant will update the sentence accordingly.

2.	Comment:	The Fund’s Principal Investment Strategies states: “Each company in the VettaFi Developed World Ex United States Index is weighted based on: (i) the company’s market capitalization weight in the VettaFi Developed World Ex United States Index, as adjusted by (ii) the quality, low volatility, dividend yield and dividend quality factors, with the quality and low volatility factors receiving greater emphasis.” Consider clarifying this sentence as to who is conducting these weightings.

	Response:	The Registrant confirms that VettaFi, the index provider, is conducting the weightings described in this disclosure and has updated the disclosure accordingly.

3.	Comment:	The Fund’s Principal Investment Strategies states: “The inclusion of each company is then subject to certain constraints (e.g., diversification, country, currency exposure, capacity and sector) prior to adjusting the final weights in the Underlying Index.” Please confirm whether the disclosure should indicate the following: “The inclusion of each company in the Underlying Index is then subject to certain constraints...” (Italics added)

	Response:	Comment accepted. The Registrant will update the sentence accordingly.

4.	Comment:	The Fund’s Principal Investment Strategies states: “All stocks included in the VettaFi Developed World Ex United States Index are weighted based on their free float (the number of shares readily available for purchase on the open market).” Please confirm whether the Registrant believes that this sentence is clear, whether it could be revised to clarify who is responsible for this weighting, or whether it should be moved to a different location.

	Response:	The Registrant believes this disclosure is clear as it is currently written and notes that the index provider’s weighting methodology is a commonly used and accepted methodology used by various widely-used indexes.

5.	Comment:	The Fund’s Principal Investment Strategies states: “The Underlying Index’s investable universe includes companies from the following ICE sectors within the VettaFi Developed World Ex United States Index…” Please define “ICE” at first use.

	Response:	Comment accepted. The Registrant will update the reference accordingly.

6.	Comment:	The Fund has adopted an 80% names rule policy to invest in the components of the Underlying Index and in depositary receipts representing such securities. The Staff notes that the Fund could potentially be out of compliance with Rule 35d-1 under the Investment Company Act of 1940, as amended, in instances where the Underlying Index did not consist of securities corresponding to the name of the Fund.

	Response:	Comment acknowledged. The Registrant acknowledges the recent amendments to Rule 35d-1 that are specific to index funds, such as the Fund, as well as the 2026 compliance date with respect to such amendments.

7.	Comment:	Given that the Fund may invest in exchange-traded funds (“ETF”) and other investment companies, as indicated in the Fund’s Principal Investment Strategies, please consider adding a corresponding principal risk for investments in ETFs and other investment companies.

	Response:	The Registrant confirms that the Fund does not intend to invest in ETFs and other investment companies as a principal investment strategy and has removed such disclosure from the Fund’s Principal Investment Strategies section of the prospectus. Accordingly, the Fund declines to add a principal risk for investments in ETFs and other investment companies.

8.	Comment:	Please confirm whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could in turn lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

	Response:	The Registrant confirms that the Fund’s intended portfolio holdings are not traded outside of a collateralized settlement system.

9.	Comment:	Please disclose that, where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

	Response:	Comment accepted. The following sentence has been added to the “Fluctuation of Net Asset Value” risk in the Fund’s principal risks section: “To the extent securities held by the Fund trade in a market that is closed when the exchange on which the Fund’s shares trade is open, there may be deviations between the current price of a security and the last quoted price for the security in the closed foreign market. These deviations may in turn lead to wider bid-ask spreads or premiums/discounts for Fund shares with the result that investors may receive less than the underlying value of the Fund shares when they sell their Fund shares or pay more than the underlying value of the Fund shares when they purchase their Fund shares.”

10.	Comment:	Please confirm whether it is known if the Underlying Index is concentrated in one or more industries. If so, please name such industry(ies) and describe the related risks in the Fund’s prospectus.

	Response:	The Underlying Index is not currently concentrated in one or more industries, though it may become concentrated in a particular industry upon periodic Underlying Index rebalancing. The Registrant notes that the extent to which the Fund would become concentrated in a particular industry would be dependent on the Underlying Index’s concentration in a particular industry following a rebalancing. Supplementally, the Registrant notes the Fund’s Principal Investment Strategies contains the following disclosure: “To the extent that the Underlying Index concentrates (i.e., holds 25% or more of its net assets) in the securities of a particular industry or group of industries, the Fund is expected to concentrate to approximately the same extent.”

11.	Comment:	The Staff notes the following sectors are included in the Fund’s Principal Investment Strategies section as comprising the sectors within the VettaFi Developed World Ex United States Index and the Underlying Index’s investable universe: Consumer Discretionary, Consumer Staples, Financials, Health Care, Industrials, Media and Communications, Technologies, and Utilities. Please add corresponding principal risks for each of these sectors.

	Response:	The Fund currently anticipates an allocation in excess of 25% of assets to the Industrials sector and has added corresponding risk disclosure to the Fund’s Principal Investment Risks section.

12.	Comment:	The Staff notes that the Fund discloses its broad-based securities market index as the Morningstar Europe Index. Please explain why the Registrant believes the Morningstar Europe Index constitutes a broad-based securities market index, as required by Form N-1A, in light of its focus on Europe.

	Response:	The Registrant notes that the Morningstar Europe Index is the Fund’s current broad-based securities market index pursuant to the Fund’s current strategy and will be replaced by the Bloomberg Developed Markets ex US Large, Mid & Small Cap Index concurrently with the Fund’s change in strategy on October 1, 2025. Nonetheless, the Registrant believes that the Morningstar Europe Index constitutes a broad-based securities market index pursuant to the definition adopted under recent Commission guidance.[1] The Registrant notes that the TSR Adopting Release provides the following in describing indexes that may be considered broad-based: “For a fund that invests primarily in the equity securities of a non-U.S. country, an index representing the overall equity market of the non-U.S. country would satisfy the final rule’s requirements.” In a subsequently published FAQ[2], the SEC staff elaborated further:

[1]	Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds; SEC Rel. No. IC-34731 October 26, 2022 (“TSR Adopting Release”).
[2]	Tailored Shareholder Reports Frequently Asked Questions; January 6, 2025.

“Q. Would a fixed-income or equity index that pertains to a group of countries (such as Europe or Asia), a group of countries excluding a specific country or countries (such as Asia excluding Japan), or a group of markets with shared characteristics (such as emerging markets or developed markets) qualify as an appropriate broad-based securities market index?

A. As the Commission stated in the Adopting Release, for a fund that invests primarily in the equity securities of a non-U.S. country, an index representing the overall equity market of the non-U.S. country would qualify as an appropriate broad-based securities market index. Consistent with this guidance, the staff believes that an index that pertains to the equity or fixed income market of a group of countries, a group of countries excluding a specific country or countries, or a group of countries with shared characteristics such as emerging markets or developed markets, could qualify as an appropriate broad-based securities market index provided that the index represents the overall applicable international equity or debt market relative to the fund’s investments.”

Accordingly, the Fund’s current and future broad-based securities market indexes qualify as such, consistent with the definition in Form N-1A.

13.	Comment:	The Staff notes that the Fund compares past performance against two additional indexes. Pursuant to Form N-1A, please disclose information about the additional indexes in the narrative explanation accompanying the bar chart and table.

	Response:	As noted above, the indexes disclosed by the Fund will change in connection with the Fund’s change in strategy. Nonetheless, the Fund will continue to disclose the Fund’s former broad-based securities market index, the Morningstar Europe Index, for a transition period in connection with the instructions in Form N-1A together with the Fund’s new broad-based securities market index. Disclosure will be added preceding the Average Annual Total Returns table to explain the reason for the change in index. Disclosure related to the Fund’s Underlying Index is provided in detail in the Fund’s Principal Investment Strategies and need not be repeated in the narrative preceding the Average Annual Total Returns table. The Fund will remove the other additional index from the table, the Euro STOXX 50 Net Return USD Index.

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Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Brendan Hamill, ALPS Fund Services, Inc.